EXHIBIT 99.4

Chunghwa Telecom

March 10, 2016

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Feb 2016

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
Feb	Net sales	19,125,864	19,087,539	(+)38,325	(+)0.20%

Jan- Feb	Net sales	38,708,625	38,413,690	(+)294,935	(+)0.77%

b Trading purpose : None